Charnwood Building

Holywell Park

Loughborough

Leicestershire

LE11 3AQ

United Kingdom

Tel: 01509 222 910

Fax: 01509 222 911

August 11, 2014

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4631

Attn: Ms. Amanda Ravitz, Assistant Director

 Re:

Nemaura Medical Inc.

Fifth Amendment to Registration Statement on Form S-1

File No. 333-194857

Filed August 11, 2014

Below are Nemaura Medical Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated August 8, 2014.  On August 11, 2014, we transmitted via EDGAR the Company’s Fifth Amendment to our Registration Statement on Form S-1.

1.

We note your response to prior comment 1. Please clearly disclosure throughout that selling stockholders will sell at a fixed price until the shares are traded on a national exchange or the OTCBB.

We revised the disclosure on the prospectus cover, the Determination of the Offering Price, the Selling Stockholders and in the Plan of Distribution.  Our prospectus cover page and Plan of Distribution includes specific language for the selling stockholders:

“Accordingly, for our selling stockholders the sales price to the public is fixed at $0.10 per share until our Common Stock is traded on a national exchange or the OTCBB.”

Liquidity and Capital Resources, page 39

2.

The disclosure in the second sentence of this section appears to indicate that you have not provided disclosure regarding developments during the last four months since March 31, 2014.  If developments occurred since March 31, 2014 that are required to be disclosed, please disclose them.  Please revise to remove the implication to the contrary.

We have provided updated disclosure as follows:

We have experienced net losses and negative cash flows from operations since our inception.  We have sustained cumulative losses of $2,741,890 through March 31, 2014.  We have historically financed our operations through the issuances of equity, UK government grants and contributions of services from related entities.

In June 2008 and July 2011, the UK’s Technology Strategy Board (“TSB”) approved grants for

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approximately GBP 182,000 (approximately $300,000) and GBP 250,000 (approximately $420,000), respectively, in connection with the development of the CGM device. The non-refundable grant proceeds were received in fiscal 2009 and 2010, and fiscal 2012 and 2013, respectively. The grant agreements require the Company to comply, for a period of up to five years after receipt of grant proceeds, with all reasonable requests for information from the TSB in the TSB’s evaluation of the impact of the grants on the development of the CGM.   In addition, the grant agreements state that “the TSB has no interest in the ownership of any intellectual property rights ("IPRs") or other rights developed under or arising as a result of the CGM project or in the terms of any IPR licenses executed by the Company, beyond ensuring that the results and exploitation of the CGM project detailed in the CGM project proposal and exploitation plan are capable of being achieved.” We continue to actively pursue various funding options, including equity offerings and debt financings, to obtain additional funds to continue the development of our products and bring them to commercial markets. There can be no assurance that we will be able to consummate any fund raising transactions on terms acceptable to us or at all.

Our cash position was $1,873,141 as of March 31 2014, and is adequate for our current level of operations through fiscal year 2015, and for the achievement of certain of our product development milestones.  Our plan is to utilize the cash on hand to complete the submission for ethics approval for clinical testing, file our algorithm patent in all major global territories, and submit our first CE approval (with literature based clinical evaluation), which we expect to be completed by the end of our third fiscal quarter of 2015.  We plan to commence clinical studies in October 2014, our third fiscal quarter of 2015, and to scale up manufacturing in January 2015 our fourth fiscal quarter of 2015.

Through June 2014, we have incurred expenditures of approximately $27,000, and $18,000, related to our submission for ethics approval and our CE approval, respectively.  We have also advanced approximately $585,000 to Nemaura Pharma, in connection with our milestone related to clinical studies in Type I and Type II Diabetic Subjects, which clinical studies are expected to commence in late October 2014. Our cash balance as of June 30, 2014 is approximately $1.1 million, which we believe is sufficient for our current level of operations through fiscal year 2015, and for the achievement of our plan related to ethics approval for clinical testing, filing our patent algorithm and our submission for CE approval, as well as the commencement of clinical studies.

3.

We note that you refer to U.K. grants in the third paragraph of this section.  Please expand the disclosure in this section to quantify, if material, the amount of grants that you have received.  Also, disclose any rights that the government has to your technology and patents.

Please see our response to comment 2 above.  We have provided specific disclosure on the amount of grants received and government interest in our patents and technology.

Recent Sales of Unregistered Securities, page II-2

4.

Please provide additional facts regarding your claimed exemption.

The following has been added to our disclosure to clarify the sales of unregistered securities.

“Each shareholder acquired their shares relying on the exemption from registration under Regulation S and Section 4(2) of the Securities Act of 1933, as amended.  Each shareholder executed a subscription agreement, in which they made certain representations and warranties upon which we relied in selling the shares.  There was no public dissemination or communication to the public in general either in writing or orally by our officers and directors.  Each selling stockholder was fully informed by an officer or director of the Company privately and was fully aware of the financial position of the Company as well as the status of the product it is bringing to the market. The selling stockholders acquired their shares from the Company in private transactions.”

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and

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accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please, do not hesitate to contact me at (44) 1509 222910 should you have any questions.

Sincerely,

/s/ Dr. Dewan Fazlul Hoque Chowdhury

Dr. Dewan Fazlul Hoque Chowdhury

President and Chairman of the Board

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